UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A. A PUBLICLY-HELD COMPANY Corporate Taxpayers’ ID (CNPJ/MF) No. 02.429.144/0001-93 Corporate Registry ID (NIRE) 35.300.186.133	CPFL ENERGIAS RENOVÁVEIS S.A. A PUBLICLY-HELD COMPANY Corporate Taxpayers’ ID (CNPJ/MF) No. 08.439.659/0001-50 Corporate Registry ID (NIRE) 35.300.335.813

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia” or “Company”) and CPFL Energias Renováveis S.A. (“CPFL Renováveis”), hereby jointly inform that, on this date, are inaugurating the Tanquinho Plant ("Plant"), the first solar power plant in the State of São Paulo and the largest in the country. Located in an area of 13,700 m2 at Tanquinho Substation, from one of CPFL group's distributors, in Campinas (SP), the Tanquinho Plant has an installed capacity of 1.1 MWp and will generate approximately 1.6 GWh/year - enough to supply 657 clients per month with an average consumption of 200 kWh/month.

The generation project of clean and renewable energy with photovoltaic solar panels, a pioneer in the State of São Paulo, was introduced to ANEEL through Call 013-2011 (Technical and Commercial Arrangements for Insertion of Solar Photovoltaic Generation in the Brazilian Energy Matrix) and approved in December 2011. CPFL Renováveis was responsible for construction of the project and will be responsible for the management and operation of the Plant.

The project, which received investments of R$ 13.8 million in research and development, aims to promote photovoltaic technology in the country, stimulate the uptake of knowledge, develop the national production chain for this type of power generation and provide training for people.

São Paulo, November 27, 2012.

_____________________________

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

_____________________________

CPFL ENERGIAS RENOVÁVEIS S.A.

MARCELO ANTÔNIO GONÇALVES SOUZA

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 27, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.